

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): April 28, 2003

DIEBOLD, INCORPORATED

(Exact name of registrant as specified in its charter)

Ohio	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio	44720-8077
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 490-4000

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(c)   **Exhibits**

Exhibit No.	Exhibit Description
99.1	News Release of Diebold, Incorporated dated April 28, 2003.

ITEM 9. REGULATION FD DISCLOSURE.

On April 28, 2003, Diebold, Incorporated issued a news release disclosing the death on April 26 of its chief operating officer, Wesley B. Vance, in a private plane crash. The news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DIEBOLD, INCORPORATED

Date: April 28, 2003   By: /s/ Gregory T. Geswein

Gregory T. Geswein
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

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DIEBOLD, INCORPORATED

FORM 8-K

INDEX TO EXHIBITS

EXHIBIT NO.

99.1   News Release of Diebold, Incorporated dated April 28, 2003